UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Entellus Medical, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

29363K105
(CUSIP Number)

Discovery Group I, LLC
300 South Wacker Drive
Suite 600
Chicago, Illinois 60606
Telephone Number: (312) 265-9600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 27, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29363K105
1.	Names of Reporting Persons. Discovery Equity Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 1,857,794

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 1,857,794

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,857,794

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.5%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 29363K105
1.	Names of Reporting Persons. Discovery Group I, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 1,857,794

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 1,857,794

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,857,794

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.5%

14.	Type of Reporting Person (See Instructions) IA

Item 1.	Security and Issuer

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Entellus Medical, Inc., a Delaware corporation (the “Company”), which has its principal executive offices at 3600 Holly Lane North, Suite 40, Plymouth, MN 55447. This Amendment No. 2 amends and supplements, as set forth below, the information contained in items 1, 3, 5 and 6 of the Schedule 13D filed by the Reporting Persons with respect to the Company on March 6, 2017, as amended by Amendment No. 1 thereto filed by the Reporting Persons with respect to the Company on March 14, 2017 (as so amended, the “Schedule 13D”). All capitalized terms used herein but not defined herein have the meanings set forth in the Schedule 13D. Except as amended by this Amendment No. 2, all information contained in the Schedule 13D is, after reasonable inquiry and to the best of the Reporting Persons’ knowledge and belief, complete and correct as of the date of this Amendment No. 2.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to read in its entirety as follows:

The total purchase price for the 1,857,794 shares of Common Stock beneficially owned by the Reporting Persons as of March 27, 2017 was approximately $27,969,015. The source of such funds was the assets of Discovery Equity Partners, including proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by Discovery Equity Partners with a broker on customary terms and conditions. Discovery Equity Partners is the legal owner of all of the Common Stock beneficially owned by Discovery Group.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

The information concerning percentages of ownership set forth below is based on 21,877,702 shares of Common Stock outstanding as of February 15, 2017 in the Company’s Annual Report on Form 10-K for the year ended December 31, 2016.

Discovery Equity Partners beneficially owns 1,857,794 shares of Common Stock as of March 27, 2017, which represents 8.5% of the outstanding Common Stock.

Discovery Group beneficially owns 1,857,794 shares of Common Stock as of March 27, 2017, which represents 8.5% of the outstanding Common Stock.

Discovery Group is the investment manager of Discovery Equity Partners.   Discovery Group exercises ultimate voting and dispositive power of the securities held by Discovery Equity Partners. As a consequence, Discovery Group may be deemed to share beneficial ownership of all of the shares of Common Stock owned by Discovery Equity Partners. Voting and disposition decisions at Discovery Group with respect to the investment of such securities are made by a five-person investment committee (the “Committee”) which makes such investment decisions by majority vote. No member of the Committee may act individually to vote or sell shares of Common Stock held by Discovery Equity Partners, nor does any such member have a veto right concerning the vote or sale of any such common stock. Accordingly, no individual member of the Committee is deemed to beneficially own, and each individual member of the Committee expressly disclaims beneficial ownership of, within the meaning of Rule 13d-3, any shares of Common Stock held by Discovery Equity Partners solely by virtue of the fact that he or she is a member of the Committee.

The transactions in Common Stock effected by the Reporting Persons since those reported in the Schedule 13D filed by the Reporting Persons on March 14, 2017 are set out in Exhibit 1 hereto.

No person other than Discovery Equity Partners is known to any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock reported herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to read in its entirety as follows:

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Company other than the governing documents of Discovery Group and Discovery Equity Partners, the margin loan facilities referred to under Item 3 above, the Joint Filing Agreement of the Reporting Persons with respect to the Schedule 13D that was included as an exhibit thereto, the Joint Filing Agreement of the Reporting Persons with respect to this Amendment No. 2 included as Exhibit 2 to this Amendment No. 2, and the Power of Attorney granted by Michael R. Murphy with respect to reports under Section 13 of the Securities Exchange Act of 1934, as amended, which Power of Attorney is included as Exhibit 3 to this Amendment No. 2.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1: List of transactions effected by the Reporting Persons in the Company’s Common Stock since those reported in the Schedule 13D filed by the Reporting Persons on March 14, 2017.

Exhibit 2: Joint Filing Agreement dated as of March 28, 2017, by and between Discovery Equity Partners and Discovery Group.

Exhibit 3: Power of Attorney of Michael R. Murphy, dated as of April 28, 2008.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 28, 2017
Date
DISCOVERY EQUITY PARTNERS, L.P. By: Michael R. Murphy*
Signature
Michael R. Murphy, Manager
Name/Title

DISCOVERY GROUP I, LLC By: Michael R. Murphy *
Signature
Michael R. Murphy, Manager
Name/Title

*By: /s/ Mark Buckley
Mark Buckley Attorney-in-Fact for Michael R. Murphy

Exhibit Index

Exhibit 1	List of transactions effected by the Reporting Persons in the Company’s Common Stock since those reported in the Schedule 13D filed by the Reporting Persons on March 14, 2017.

Exhibit 2	Joint Filing Agreement dated as of March 28, 2017, by and between Discovery Equity Partners and Discovery Group.

Exhibit 3	Power of Attorney of Michael R. Murphy, dated as of April 28, 2008.